

Mail Stop 3720

February 27, 2009

<u>Via U.S. Mail</u>
Per Bystedt
Chief Executive Officer
Neonode Inc.
651 Byrdee Way
Lafayette, CA 94549

> **Re: Neonode Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed February 25, 2009**
> **File No. 0-08419**

Dear Mr. Bystedt:

　　We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

1. We note your response to comment two from our letter dated February 20, 2009. Please note that we have tried calling the telephone number contained in your revised information statement on several occasions and we cannot reach either an individual or a voicemail system. We further note that the telephone number disclosed on your website for your New York office does not appear to be correct and when we have called the telephone number disclosed on your website for your California office we have been unable to reach either an individual or a voicemail system. Please disclose a telephone number that investors can use to contact the company in order to request copies of information that has been incorporated by reference into your proxy statement. See Note D(2) to Schedule 14A.

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As appropriate, please amend your Schedule 14A in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or me at (202) 551-3257 if you have questions regarding these comments.

Sincerely,

/s
Celeste M. Murphy
Legal Branch Chief

Cc: Steve Kronengold
      Via facsimile: 972(8) 936 6000